Exhibit 99.2

Management’s Discussion & Analysis
For the three months ended January 31, 2026 and 2025
(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the three months ended January 31, 2026 and 2025 is dated March 17, 2026. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended January 31, 2026 and 2025 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2025 and 2024 (hereafter the “Financial Statements”) The financial information presented in this MD&A has been derived from the Consolidated Financial Statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the Company’s filings with the SEC at www.sec.gov/edgar.

This MD&A also refers to the Company’s three reportable operating segments: (i) the “bricks-and-mortar” segment, which includes the Company’s Canadian bricks-and-mortar locations, inclusive of the Canadian warehouse which supports the distribution of consumption accessories and related items to the Canadian stores; (ii) the “e-commerce” segment, which includes the Company’s U.S. and international subsidiaries, inclusive of the U.S. warehouse which supports the distribution of consumption accessories and related items to the U.S. and international subsidiaries; and (iii) the “medical cannabis distribution” segment, which includes the medical cannabis distribution operations acquired as part of the Company’s acquisition of Remexian.
The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4. High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

Basis of Comparison

Unless otherwise indicated, we discuss changes in our results of operations on (i) a year-over-year (“YoY”) basis, comparing the current quarter to the corresponding quarter of the prior year (i.e., the same quarter last year), and (ii) a quarter-over-quarter (“QoQ”) or sequential basis, comparing the current quarter to the immediately preceding quarter. Year-over-year comparisons can help mitigate the impact of seasonality and provide insight into underlying performance trends, while sequential comparisons highlight recent operational momentum but may be more sensitive to seasonality, timing of transactions, and other short-term factors. For ease of reference throughout this MD&A, “YoY” refers to current quarter versus the same quarter last year, and “QoQ” (or “sequential”) refers to current quarter versus the immediately preceding quarter.
Company overview:
Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of January 31, 2026, the Company operates 218 branded retail cannabis stores across Canada represented by 91 locations in Alberta, 94 locations in Ontario, 13 locations in Saskatchewan, 8 locations in British Columbia, and 12 locations in Manitoba. Included within the 218 stores, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint ventures that operate under the Meta Cannabis Supply Co brand with a 49% interest that operate in Manitoba.
Canna Cabana sells cannabis and consumption accessories in Canada through its innovative discount club model. The Company sells hemp-derived products and consumption accessories through its various e-commerce platforms: NuLeaf Naturals, FAB-CBD, Blessed CBD, Grasscity, Smoke Cartel, Daily High Club and DankStop. High Tide imports and distributes medical cannabis to pharmacies in Germany through its 51% owned subsidiary Remexian Pharma GmbH.
Company outlook:
Bricks-and-mortar retail

High Tide’s wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 220 operating locations as of the date of this MD&A. The Company anticipates that it will advance toward its long-term goal of surpassing 350 locations nationwide by opening another 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

3

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The Company continues to expand its white label cannabis product portfolio under its flagship Queen of Bud and Cabana Cannabis Co. brands, reaching 35 SKUs across the Canna Cabana store network as at the end of the first fiscal quarter. The Company is also developing several new offerings to further grow its white label portfolio. Currently, white label cannabis SKUs represent approximately 1.6% of the Company’s total bricks-and-mortar cannabis sales. Over the long term, the Company anticipates significant growth in its white label portfolio and expects sales of its higher-margin white label brands to reach approximately 20% of total sales.

Cabana Club & Elite

The Company’s Cabana Club and Elite loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.58 million members in Canada, which is up 47% in the past year. Over the long term the Company anticipates exceeding 3 million Cabana Club members in Canada. Globally, the Company has now surpassed 6.65 million Cabana Club members. Elite, the paid membership tier now exceeds 162,000 members in Canada - after growing by 100% year over year - and 171,000 worldwide, with additional members being onboarded daily. Elite members tend to shop more frequently and in larger quantities than base tier members.

United States

Consistent with its prior disclosure, the Company has been evaluating various alternatives regarding its e-commerce division, which currently represents 2% of its consolidated revenue.

On December 18, 2025, U.S. President Donald Trump signed an Executive Order advancing the rescheduling of cannabis and announced that the Centers for Medicare & Medicaid Services is expected to launch a pilot program allowing seniors who are Medicare beneficiaries to receive CBD products at no cost up to US$500 per year. In response, the Company, and its leading U.S. hemp-derived CBD subsidiary, NuLeaf Naturals, have become founding members of the U.S. National Compassionate Care Council, which aims to play a significant role in bridging the nexus between patients, researchers and policy makers.

Europe

As noted previously, gross margins in the medical cannabis distribution segment were impacted by the liquidation of older biomass in Portugal at below-average prices due to limited time to expiry. Nonetheless, in the first fiscal quarter of 2026, Remexian generated $25 million in revenue, compared to $9.8M in the prior quarter. In February 2026, distribution from Remexian was 2.6 tonnes which represented the highest revenue generating month with revenue surpassing $12 million since the Company acquired a majority stake in Remexian in September 2025. The Company expects gross margin improvement beginning in the second quarter of 2026, as Canadian biomass procured at best-in-class terms begins flowing through the supply chain.

Given the Company’s intention to expand into other European countries, it continues to deepen its understanding of the United Kingdom market and its key players, and anticipates entering the market within the next 12 months through a merger or acquisition.
Free Cash Flow

The Company continues to gain strong traction in its strategic objective of procuring additional supply for Remexian and remains optimistic that sales will accelerate in the coming quarters, supported by continued momentum in the established German medical cannabis market, and growing interest from other emerging international markets.

The Company highlights the significantly increased level of revenue at Remexian since its acquisition in September 2025. The Company is pleased with the segment’s growth trajectory and expects Remexian’s operations to continue to expand. The Company notes that there is a meaningful delay between paying deposits to suppliers, and when the Company receives cash from its customers in Germany. As such, the Company is evaluating its working capital needs to fund this profitable growth.

4

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Selected financial highlights and operating performance

	Three Months Ended January 31,
	2026	2025	Change
	$	$	∆
Free cash flow(i)	2,939	(1,900)	255%
Net cash provided by operating activities	5,860	682	759%
Revenue	178,329	142,461	25%
Gross profit	44,409	35,440	25%
Gross margin(ii)	25%	25%	—%
Operating expense(iii)	(33,642)	(28,351)	19%
Operating expense as a % of revenue(iv)	19%	20%	(1)%
Total expenses	(42,038)	(35,373)	19%
Income from operations	2,371	67	—%
Adjusted EBITDA(v)	11,457	7,089	62%
Adjusted EBITDA as a percentage of revenue(vi)	6%	5%	1%
Net loss	(352)	(2,689)	87%
Basic and diluted income (loss) per share	0.01	(0.03)	—%
(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in “Select financial highlights and operating performance".
(ii)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages, and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Operating expense as a % of revenue is a non-IFRS financial measure. This metric is calculated as operating expense divided by revenue.
(v)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Select financial highlights and operating performance section".
(vi)Adjusted EBITDA as a percentage of revenue is a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The key factors affecting the results for the three months ended January 31, 2026, were:

•Free cash flow – Free cash flow increased by 255%, or $4,839 YoY, reflecting stronger operating performance and improved working capital management.

•Revenue – Revenue increased 25%, or $35,868 YoY. Bricks-and-mortar revenue increased by $13,976. The medical cannabis distribution segment contributed revenue of $24,979. E-commerce revenue declined by $3,087.
•Operating expense – Operating expenses increased year over year reflecting growth in business activity. Despite the increase in absolute costs, operating expenses declined by 1% as a percentage of revenue, to 19%, reflecting continued cost discipline.

•Adjusted EBITDA – Adjusted EBITDA margin increased by 1% of total revenue in Q1 2026 YoY, primarily driven by revenue growth and operating leverage within the Company’s retail segment. The Company’s core bricks-and-mortar business, delivered Adjusted EBITDA margin of 9% which is 3% higher YoY.

5

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue and gross profit

The following table presents productwise revenue and consolidated gross margin.

	Three Months Ended January 31,
	2026	2025	Change
	$	$	∆
Cannabis, hemp-derived products and other revenue	172,346	134,917	28%
Consumption accessories	5,983	7,544	(21)%
Revenue	178,329	142,461	25%
Gross profit	44,409	35,440	25%
Gross margin(i)	25%	25%	—%

The following table presents revenue and gross margin percentages by segment.

	Three Months Ended January 31,
	2026	2025	Change
	$	$	∆
Bricks-and-mortar revenue	149,690	135,714	10%
E-commerce revenue	3,660	6,747	(46)%
Medical cannabis distribution revenue	24,979	—	—%
Revenue	178,329	142,461	25%

Gross margin - bricks-and-mortar(i)	28%	25%	3%
Gross margin - e-commerce(i)	25%	32%	(7)%
Adjusted gross margin - medical cannabis distribution (ii)	12%	—%	—%
(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit (excluding inventory fair value from gross profit) by revenue.
YoY
Revenue increased by 25% to $178,329 for the three months ended January 31, 2026 (January 31, 2025: $142,461), primarily driven by:

•$13,976 increase from bricks-and-mortar segment
•$24,979 increase from medical cannabis distribution segment acquired in September 2025
•$3,087 decrease from e-commerce

The gross margin for the three months ended January 31, 2026, was consistent YoY at 25% .
QoQ

Revenue increased by 9% to $178,329 for the three months ended January 31, 2026 (October 31, 2025: $164,031). The consolidated gross margin for the three months ended January 31, 2026, was 25% , compared to 26% for the three months ended October 31, 2025.

6

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Total Expenses

	Three Months Ended January 31,
	2026	2025	Change
	$	$	∆
Salaries, wages and benefits	21,105	17,581	20%
General and administration	7,393	6,563	13%
Professional fees	2,437	1,809	35%
Advertising and promotion	944	912	4%
Interest and bank charges	1,763	1,486	19%
Operating expense(i)	33,642	28,351	19%
Depreciation and amortization	8,026	5,847	37%
Share-based compensation	370	1,175	(69)%
Total expense	42,038	35,373	19%
Total expenses as a % of revenue(ii)	23.6%	24.8%	(1.2)%

Total expenses as a percentage of revenue

	Three Months Ended January 31,
	2026	2025	Change
			∆
Salaries, wages and benefits	11.8%	12.3%	(0.5)%
General and administration	4.1%	4.6%	(0.5)%
Professional fees	1.4%	1.3%	0.1%
Advertising and promotion	0.5%	0.6%	(0.1)%
Interest and bank charges	1.0%	1.0%	—%
Operating expense(i)	18.9%	19.9%	(1.0)%
Depreciation and amortization	4.5%	4.1%	0.4%
Share-based compensation	0.2%	0.8%	(0.6)%
Total expenses	23.6%	24.8%	(1.2)%
(i)Operating expense is a non-IFRS measure and includes salaries, wages, and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(ii)Total expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing total expenses by revenue.

YoY

Salaries, wages and benefits as a percentage of revenue decreased by 0.5% for the three months ended January 31, 2026 YoY, reflecting strategic workforce management as the Company continued to expand its store portfolio.

Operating expense as a percentage of revenue decreased by 1.0% for the three months ended January 31, 2026 YoY, reflecting continued cost discipline.

QoQ
Salaries, wages and benefits as a percentage of revenue increased by 0.3% while operating expense as a percentage of revenue remained consistent for the three months ended January 31, 2026 sequentially compared to three months ended October 31, 2025.

7

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
EBITDA and Adjusted EBITDA
The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income/deferred tax (recovery) expense, accretion and interest expense, depreciation and amortization, inventory fair value, foreign exchange loss (gain), transaction and acquisition costs, other (gain) loss, impairment loss, share-based compensation, loss (gain) on revaluation of debentures, loss (gain) on fair value change in derivative liability, and loss (gain) on extinguishment of financial liability.
The reconciling items between net (loss) income, EBITDA, and Adjusted EBITDA are as follows:

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net (loss) Income	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)	825	171
Income/deferred tax recovery (expense)	40	(178)	69	46	38	(153)	671	(878)
Accretion and interest	3,155	1,213	1,795	1,950	2,101	2,308	1,681	1,712
Depreciation and amortization	8,026	6,503	6,080	5,880	5,847	5,362	5,678	7,505
EBITDA(i)	10,869	(39,173)	8,776	5,040	5,297	2,715	8,855	8,510
Inventory fair value	690	865	—	—	—	—	—	—
Foreign exchange (gain) loss	(144)	333	120	114	(13)	5	19	(5)
Transaction and acquisition costs	2,958	2,682	881	1,616	630	773	12	1,314
Other (gain) loss	—	(41)	(1)	42	—	(874)	6	337
Impairment loss	—	23,564	—	—	—	4,964	—	—
Share-based compensation	370	668	824	1,250	1,175	750	881	549
Gain on revaluation of debenture	—	—	—	—	—	—	—	(240)
(Gain) loss on fair value change in derivative liability	(3,286)	23,516	43	—	—	(88)	(159)	(110)
Gain on extinguishment of financial liability	—	—	—	—	—	—	—	(314)
Adjusted EBITDA(i)	11,457	12,414	10,643	8,062	7,089	8,245	9,614	10,041
Adjusted EBITDA margin(ii)	6%	8%	7%	6%	5%	6%	7%	8%
(i)EBITDA and Adjusted EBITDA are non-IFRS financial measures.
(ii)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

YoY

Adjusted EBITDA margin increased to 6% for the three months ended January 31, 2026, compared to 5% in the prior year period. The improvement primarily reflects higher revenue and operating leverage across the Company’s retail operations.

QoQ
Adjusted EBITDA margin decreased to 6% for the three months ended January 31, 2026, is primarily driven by lower sales due to adverse weather conditions in Ontario and annual salary increases for retail employees.

8

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Free cash flow
The Company defines free cash flow as per the table below, which is calculated as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. Sustaining Capex is defined as leasehold improvements and maintenance expenditure required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the condensed interim consolidated statements of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash flow from operating activities	5,486	6,599	8,231	4,686	4,644	6,179	8,928	8,032
Changes in non-cash working capital	374	(2,321)	2,419	3,569	(3,961)	3,473	(2,715)	4,777
Net cash provided by operating activities	5,860	4,278	10,650	8,255	683	9,652	6,213	12,809
Sustaining capex(i)	(286)	(345)	(460)	(692)	(361)	(533)	(279)	(528)
Lease liability payments	(2,635)	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)	(2,842)	(2,898)
Free cash flow(ii)	2,939	1,323	7,682	4,896	(1,900)	5,908	3,092	9,383
Free cash flow - trailing twelve months	16,840	12,001	16,586	11,996	16,483	21,991	21,770	22,729
(i)Sustaining capex is a non-IFRS measure.
(ii) Free cash flow is a non-IFRS measure.

YoY

Free cash flow increased to $2,939 for the three months ended January 31, 2026, compared to $(1,900) in the prior year period, representing an improvement of $4,839, reflecting disciplined capital management despite incremental working capital investments associated with new store openings.
QoQ
Free cash flow increased to $2,939 for the three months ended January 31, 2026, compared to $1,323 for the three months ended October 31, 2025, reflecting disciplined capital management.
Segmented operations:
The accounting policies used for segment reporting are consistent with those applied in the preparation of the Company’s annual audited consolidated financial statements. Comparative information has been re-presented to reflect the current reporting segments of Bricks-and-mortar, E-commerce, and Medical Cannabis Distribution. There have been no changes to the underlying data used to prepare the comparative reporting segments from those disclosed in the annual MD&A for the year ended October 31, 2025.

9

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by operational segment:

10

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following is a representation of the operational segments:

	Bricks-and-mortar	Bricks-and-mortar	E-commerce	E-commerce	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the three months ended January 31,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Revenue	149,690	135,714	3,660	6,747	24,979	—	178,329	142,461
Gross profit	41,191	33,273	909	2,167	2,309	—	44,409	35,440
Gross margin(i)	28%	25%	25%	32%	9%	—%	25%	25%
Adjusted gross margin(ii)	28%	25%	25%	32%	12%	—%	25%	25%
Operating expense(iii)	27,975	24,923	2,403	3,428	3,264	—	33,642	28,351
Income (loss) from operations	7,095	2,290	(1,850)	(2,223)	(2,874)	—	2,371	67
Adjusted EBITDA(iv)	13,216	8,350	(1,494)	(1,261)	(265)	—	11,457	7,089
Adjusted EBITDA margin(v)	9%	6%	(41)%	(19)%	(1)%	—%	6%	5%

	Bricks-and-mortar	Bricks-and-mortar	E-commerce	E-commerce	Medical cannabis distribution	Medical cannabis distribution	Total	Total
As at January 31, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Current assets	80,315	84,396	7,183	7,632	47,068	44,857	134,566	136,885
Non-current assets	145,581	143,861	2,294	2,765	63,981	65,551	211,856	212,177
Current liabilities	45,028	54,458	4,167	4,532	44,634	40,929	93,829	99,919
Non-current liabilities	123,372	131,594	3,198	4,504	24,034	10,258	150,604	146,356

(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS measure. This metric is calculated as gross margin excluding non-cash inventory fair value related to Remexian inventory acquired.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net loss is found under “Select financial highlights and operating performance".
(v)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

Corporate overhead is allocated to the bricks-and-mortar, medical cannabis distribution and e-commerce segments based on each segment’s percentage of revenue for the period. For the three months ended January 31, 2026, allocations were 84% to bricks-and-mortar, 2% to e-commerce, and 14% to medical cannabis distribution (January 31, 2025 - 95% bricks-and-mortar, 5% e-commerce, and nil medical cannabis distribution).

11

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Bricks-and-mortar performance

	Three months ended January 31,
	2026	2025	Change
	$	$	∆
Cannabis, hemp-derived products and other revenue	145,889	132,049	10%
Consumption accessories	3,801	3,665	4%
Revenue	149,690	135,714	10%
Cost of sales	108,499	102,441	6%
Gross profit	41,191	33,273	24%
Gross margin(i)	28%	25%	3%
Operating expense(ii)	27,975	24,923	12%
Depreciation and amortization	5,811	4,940	18%
Share-based compensation	310	1,120	(72)%
Total expenses	34,096	30,983	10%
Income from operations	7,095	2,290	210%
Adjusted EBITDA	13,216	8,350	58%
Adjusted EBITDA margin(iii)	9%	6%	3%
Salaries, wages and benefits as a % of revenue(iv)	13%	12%	1%
Operating expense as a % of revenue	19%	18%	1%
(i)Gross margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iii)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(iv)Salaries, wages and benefits as a % of revenue is a non-IFRS measure. This metric is calculated as Salaries, wages and benefits divided by revenue.
(v)Operating expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing operating expense by revenue.

YoY
The revenue increase of 10% to $149,690 for the three months ended January 31, 2026 (January 31, 2025: $135,714) is driven primarily by retail store sales growth. The gross margin increase of 3% for the three months ended January 31, 2026 (January 31, 2025: 25%) reflects the Company's focus on margin-accretive initiatives such as white label products and Elite signups. The Adjusted EBITDA margin increase of 3% to 9% for three months ended January 31, 2026 (January 31, 2025: 6%) mirrors the 3% improvement in gross margin demonstrating strong cost controls.
QoQ
Revenue decreased 1% to $149,690 for the three months ended January 31, 2026 (October 31, 2025: $150,719), primarily due to lower sales on account of adverse weather conditions in Ontario. Gross margin improved to 28% from 27%, reflecting the Company's focus on margin-accretive initiatives such as white label products and Elite signups. Adjusted EBITDA margin remained consistent at 9%.

12

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
E-commerce segment performance

	Three Months Ended January 31,
	2026	2025	Change
	$	$	∆
Cannabis, hemp-derived products and other revenue	1,478	2,868	(49)%
Consumption accessories	2,182	3,879	(43)%
Revenue	3,660	6,747	(46)%
Cost of sales	2,751	4,580	(40)%
Gross profit	909	2,167	(58)%
Gross margin(i)	25%	32%	(7)%
Operating expense(ii)	2,403	3,428	(30)%
Depreciation and amortization	349	906	(61)%
Share-based compensation	7	56	(88)%
Total expenses	2,759	4,390	(37)%
Loss from operations	(1,850)	(2,223)	(17)%
Adjusted EBITDA	(1,494)	(1,261)	18%
(i)Gross margin, Adjusted EBITDA, Adjusted loss from operations excluding impairment and Adjusted EBITDA margin are non-IFRS measures.
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.

YoY

Revenue for the three months ended January 31, 2026 decreased by 46% (January 31, 2025: $6,747), primarily due to lower search volumes and increased competition in the hemp-derived products and consumption accessories categories. The Company is constantly monitoring the segment's performance and has been evaluating various strategic alternatives as discussed in the United States section of the Company Outlook.

QoQ
The Company is pleased to report that its e-commerce businesses are beginning to show encouraging signs of recovery, sequentially, with revenue increasing and improvements across the business.
Revenue increased 5% to $3,660 for the three months ended January 31, 2026 (October 31, 2025: $3,502) marking the segment's first sequential increase in two years, primarily driven by relaunches of three e-commerce platforms. The remaining e-commerce platforms are scheduled to relaunch in the second fiscal quarter. Gross margin remained consistent at 25%.

13

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Medical cannabis distribution segment performance

Three months ended
January 31, 2026
$
Cannabis and hemp-derived products	24,979
Revenue	24,979
Cost of sales	21,980
Inventory fair value	690
Gross profit	2,309
Adjusted gross profit(i)	2,999
Adjusted gross margin(ii)	12%
Operating expense(iii)	3,264
Depreciation and amortization	1,866
Share-based compensation	53
Total expenses	5,183
Loss from operations	(2,874)
Adjusted EBITDA	(265)
(i)Adjusted gross profit is a non-IFRS financial measure. Adjusted gross profit is calculated by excluding inventory fair value from gross profit.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

Beginning in July 2025, the supply chain experienced delays in product release from Portugal, where many distributors (including Remexian) ship biomass for processing. As a result, products have been taking months longer than usual to be released, which required the Company to sell the aging biomass at lower margins than was typical. Following the acquisition, the Company expanded its roster of potential processing partners to reduce reliance on any single partner. After these temporary supply chain issues play out, the Company expects Remexian to be a meaningful contributor to its consolidated financial profile.

YoY
The three months ended January 31, 2026 represent the first full quarter of operations for the Medical Cannabis Distribution segment following the acquisition of Remexian on September 2, 2025. As the segment did not operate in the prior year period, results for the three months ended January 31, 2026 are not comparable to the three months ended January 31, 2025.

For the three months ended January 31, 2026, the segment generated revenue of $24,979, primarily from the sale of medical cannabis products and contributed an adjusted gross margin of 12% .
QoQ
The three months ended January 31, 2026 represent the first full quarter of operations for the Medical Cannabis Distribution segment following the acquisition of Remexian on September 2, 2025. The segment contributed to consolidated revenue for $24,979 for the three months ended January 31, 2026, compared to two months in Q4 2025 providing revenue of $9,810.

14

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by geographical market:

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets. The Company's geographic segments are characterized as follows:
Canada: Within Canada, the Company operates retail cannabis stores under the Canna Cabana banner and maintains warehouse operations that primarily support and supply its retail locations.

USA: The Company operates a consumption accessories warehouse in Las Vegas and a CBD manufacturing facility in Denver which services its e-commerce businesses within the USA including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FABCBD.
International: Within the International market, the Company operates its Blessed CBD e-commerce platform which primarily serves the UK market. During the year ended October 31, 2025, the Company expanded its international presence through the acquisition of Remexian, which added medical cannabis distribution operations in Germany.

Geographic markets vs. operating segments
The Canada geographic market generally corresponds to the bricks-and-mortar operating segment, while the United States geographic market corresponds to the e-commerce operating segment. The International geographic market consists primarily of the medical cannabis distribution business. The variances between geographic market and operating segment results primarily reflect differences in corporate overhead allocation, as overhead is allocated to operating segments based on revenue, but recorded by geographic market based on where costs are incurred, primarily in Canada.

Geographical markets

15

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following presents information related to the Company’s geographical market.

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended January 31,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$

Revenue	149,690	135,714	3,525	6,458	25,114	289	178,329	142,461
Cost of sales	108,500	102,442	2,659	4,430	22,071	149	133,230	107,021
Inventory fair value	—	—	—	—	690	—	690	—
Gross profit	41,190	33,272	866	2,028	2,353	140	44,409	35,440
Gross margin(i)	28%	25%	25%	31%	9%	48%	25%	25%
Total expenses	35,135	31,316	2,482	3,634	4,421	424	42,038	35,374
Income (loss) from operations	6,055	1,956	(1,616)	(1,606)	(2,068)	(284)	2,371	66
Depreciation and amortization	5,855	4,952	344	843	1,827	52	8,026	5,847
Share-based compensation	370	1,176	—	—	—	—	370	1,176
Inventory fair value	—	—	—	—	690	—	690	—
Adjusted EBITDA(i)	12,280	8,084	(1,272)	(763)	449	(232)	11,457	7,089
(i)Gross margin and Adjusted EBITDA are non-IFRS measures.

	Canada	Canada	USA	USA	International	International	Total	Total
As at January 31, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Current assets	82,510	84,442	6,541	6,824	45,515	45,619	134,566	136,885
Non-current assets	145,701	143,604	2,187	2,587	63,968	65,986	211,856	212,177
Current liabilities	47,981	55,763	2,814	2,832	43,034	41,324	93,829	99,919
Non-current liabilities	139,564	134,918	1,323	1,509	9,717	9,929	150,604	146,356

Canada
For the three months ended January 31, 2026 Canada contributed 84% of total revenue (January 31, 2025: 95%). The Company continues to operate primarily in Canada and is expanding its footprint across provinces in which it operates. Canadian revenue increased 10% for the three months ended January 31, 2026,YoY, driven by same-store sales growth and continued expansion. Over the 12 months ended January 31, 2026, the Company opened 29 stores.

USA
For the three months ended January 31, 2026, the USA geographic market contributed 2% of total revenue (January 31, 2025: 5%). US revenue decreased 45% for the three months ended January 31, 2026, YoY. The decrease in e-commerce revenue is primarily due to decreased traffic referred from search engines and increased competition within the hemp-derived products and consumption accessories markets, as well as the Company's international pricing strategy.
International
For the three months ended January 31, 2026, the International market contributed 14% of total revenue (January 31, 2025: 0%). International revenue increased to $25,114, compared to $289 in the prior year period. The increase was primarily attributable to the addition of medical cannabis distribution operations in Germany following the acquisition of Remexian.

16

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of quarterly results
The following table sets out selected unaudited quarterly financial information for each of the eight most recently completed quarters. The financial information has been prepared in accordance with IFRS Accounting Standards, except for certain non-IFRS financial measures.

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Free cash flow(i)	2,939	1,323	7,682	4,896	(1,900)	5,908	3,092	9,383
Cash and cash equivalents, and restricted cash	46,374	47,883	63,809	34,692	33,341	47,267	35,254	34,540
Cannabis, hemp-derived products and other	172,346	158,538	143,946	131,389	134,917	131,167	124,713	116,936
Consumption accessories	5,983	5,493	5,744	6,415	7,544	7,128	6,972	7,323
Revenue	178,329	164,031	149,690	137,804	142,461	138,295	131,685	124,259
Revenue - QoQ change (%)	9%	10%	9%	(3)%	3%	5%	6%	(3)%
Gross profit	44,409	42,528	40,091	35,471	35,440	35,755	35,454.00	35,299
Gross profit - QoQ change	1,881	2,437	4,620	31	(315)	301	155	(695)
Gross margin(i)	25%	26%	27%	26%	25%	26%	27%	28%
Salaries, wages and benefits	21,105	18,814	18,288	17,476	17,581	17,083	16,667	15,429
General and administration	7,393	7,099	6,623	5,768	6,563	5,856	4,815	5,559
Professional fees	2,437	2,669	2,301	1,690	1,809	1,919	1,749	1,995
Advertising and promotion	944	651	592	1,030	912	1,012	1,178	1,154
Interest and bank charges	1,763	1,746	1,644	1,445	1,486	1,640	1,431	1,121
Operating Expense(ii)	33,642	30,979	29,448	27,409	28,351	27,510	25,840	25,258
Adjusted EBITDA (i)	11,457	12,414	10,643	8,062	7,089	8,245	9,614	10,041
Adjusted EBITDA margin(i)	6%	8%	7%	6%	5%	6%	7%	8%
Income (loss) from operations	2,371	(19,186)	3,739	932	67	(2,831)	3,055	1,987
Net income (loss)	(352)	(46,711)	832	(2,836)	(2,689)	4,802	825	171
Basic and diluted income (loss) per share	0.01	(0.56)	0.01	(0.04)	(0.03)	(0.06)	0.01	0.00
(i)Free cash flow, gross margin, Adjusted EBITDA and adjusted EBITDA margin are non-IFRS financial measures, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “Select Financial Highlights and Operating Performance” section.
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.

YoY

Operating expenses increased to $33,642 for the three months ended January 31, 2026 (January 31, 2025: $28,351), primarily reflecting the expansion of the Company’s store portfolio. As a percentage of revenue, expenses remained relatively consistent YoY, demonstrating operating discipline as the business scaled.

QoQ

Operating expense was $33,642 for the three months ended January 31, 2026 (October 31, 2025: $30,979). Despite continued store expansion, expenses as a percentage of revenue remained consistent sequentially.

17

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Quarterly operating expenses as a percentage of revenue
The table below presents that the past eight quarters' expenses, as a percentage of revenue, have remained relatively consistent.

	2026	2025				2024
As a percentage of revenue	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Salaries, wages and benefits	11.8%	11.5%	12.2%	12.7%	12.3%	12.4%	12.7%	12.4%
General and administration	4.1%	4.3%	4.4%	4.2%	4.6%	4.2%	3.7%	4.5%
Professional fees	1.4%	1.6%	1.5%	1.2%	1.3%	1.4%	1.3%	1.6%
Advertising and promotion	0.5%	0.4%	0.4%	0.7%	0.6%	0.7%	0.9%	0.9%
Interest and bank charges	1.0%	1.1%	1.1%	1.0%	1.0%	1.2%	1.1%	0.9%
Operating expense(i)	18.9%	18.9%	19.7%	19.9%	19.9%	19.9%	19.6%	20.3%
(i)Operating expense is a non-IFRS measure and includes salaries, wages and benefits general & administration, professional fees, advertising & promotion, and interest & bank charges.

Quarterly performance of bricks-and-mortar segment
The following table presents the quarterly performance of the core Bricks-and-mortar segment for the past eight quarters which represented approximately 84% of total revenue for the three months ended January 31, 2026.

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Store count	218	211	203	195	189	186	180	166

Revenue	149,690	150,719	145,792	133,091	135,714	130,522	123,092	115,130
% change	(1)%	3%	10%	(2)%	4%	6%	7%	—%
Gross profit	41,191	41,266	38,889	34,002	33,273	31,309	32,193	30,234
Gross margin	28%	27%	27%	26%	25%	24%	26%	26%
Operating expense(i)	27,975	27,145	26,198	23,939	24,923	21,242	23,246	21,389
Depreciation and amortization	5,811	3,568	5,249	5,104	4,940	3,898	5,163	6,616
Share-based compensation	310	652	807	1,206	1,120	723	820	512
Total expense	34,096	31,365	32,254	30,249	30,983	25,863	29,229	28,517
Income from operations	7,095	9,902	6,636	3,754	2,290	5,446	2,964	1,717
Adjusted EBITDA	13,216	14,122	12,692	10,064	8,350	10,067	8,947	8,845
Adjusted EBITDA margin	9%	9%	9%	8%	6%	8%	7%	8%
(i)Operating expense is a non-IFRS measure and includes salaries, wages and benefits general & administration, professional fees, advertising & promotion, and interest & bank charges.

18

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

19

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Financial position, liquidity and capital resources:

Assets	January 31, 2026	October 31, 2025	Change
Current assets	134,566	136,885	(2,319)
Non-current assets	211,856	212,177	(321)
Total assets	346,422	349,062	(2,640)
Liabilities
Current liabilities	93,829	99,919	(6,090)
Non-current liabilities	150,604	146,356	4,248
Total liabilities	244,433	246,275	(1,842)
Equity	101,989	102,787	(798)
Total liabilities & equity	346,422	349,062	(2,640)

Working Capital	40,737	36,966	3,771
Financial position - total assets

Current assets decreased by $2,319 to $134,566, primarily due to seasonal inventory drawdowns, as inventory levels were elevated in anticipation of Black Friday and holiday shopping activity and subsequently normalized following peak seasonal sales.

Financial position - total liabilities

Current liabilities decreased by $6,090 to $93,829, primarily due to lower deferred revenue, derivative liabilities, and scheduled repayments of current borrowings, partially offset by normal course fluctuations in trade and other payables. Non-current liabilities increased by $4,248 to $150,604, reflecting increases in right-of-use lease liabilities associated with new or modified lease agreements and accretion on long-term debt during the quarter.

Financial position - shareholders' equity

Shareholders’ equity decreased by $798 to $101,989, primarily reflecting the net loss for the quarter and foreign currency translation adjustments recorded in accumulated other comprehensive income.

Financial position - working capital

Working capital increased by approximately $3,771 to $40,737, reflecting lower current liabilities, primarily driven by reductions in deferred revenue and derivative liabilities, partially offset by the seasonal decline in inventory during the quarter.

20

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Cash flow overview
The following table presents a summary of the Company’s cash flow for the three months ended January 31, 2026 and January 31, 2025.

	January 31, 2026	January 31, 2025	Change
Net cash provided by operating activities	5,860	682	5,178
Net cash used in investing activities	(2,699)	(2,741)	42
Net cash used by financing activities	(4,255)	(11,992)	7,737
Effect of foreign exchange on cash	(415)	125	(540)
Net (decrease) increase in cash	(1,509)	(13,926)	12,417
Cash and cash equivalents, and restricted cash, beginning of period	47,883	47,267	616
Cash and cash equivalents, and restricted cash, end of period	46,374	33,341	13,033
During three months ended January 31, 2026, cash and cash equivalents and restricted cash decreased by $1,509 to $46,374 (October 31, 2025: $47,883).

Cash flow overview - net cash provided by operating activities

Net cash provided by operating activities was $5,860 three months ended January 31, 2026 (January 31, 2025: $682), primarily driven by improved operating performance and favorable working capital movements.
Cash flow overview - net cash used in investing activities

Net cash used in investing activities for three months ended January 31, 2026 was $2,699 (January 31, 2025: $2,741). Investing outflows primarily related to purchases of property and equipment and retail store leases.
Cash flow overview - net cash used by financing activities

Net cash used in financing activities for the three months ended January 31, 2026 was $4,255 (January 31, 2025: $11,992). The $7,737 decrease in financing outflows year over year primarily reflects the significantly lower level of notes payable repayments compared to the prior year period, which included repayments totaling $13,385. Financing activity in the current quarter primarily consisted of scheduled debt repayments and lease liability payments, partially offset by proceeds from interest-bearing loans.
Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company’s capital structure consists of debt, equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash‐on‐hand and financing, as required.

21

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Liquidity and capital resources
The following table presents the maturities of the Company’s financial liabilities:

	Contractual Cash Flows	2026	2027-2028	2029-2030	2031 and beyond
	$	$	$	$	$
Accounts payable and accrued liabilities	49,254	49,254	–	–	–
Income tax payable	7,188	7,188	–	–	–
Undiscounted lease obligations	68,930	10,203	24,437	16,131	18,159
Notes payable	21,108	1,522	3,558	15,772	256
Interest bearing loans and borrowings	15,992	10,844	5,148	–	–
Secured debentures	21,450	1,346	3,605	16,499	–
Convertible debt	35,448	898	2,401	32,149	–
Total	219,370	81,255	39,149	80,551	18,415

The Company’s primary sources of liquidity and capital resources are cash on hand, cash generated from operations, and cash from debt and equity financing. As at January 31, 2026, the Company had cash and cash equivalents of $37,261 (October 31, 2025: $39,254). Management believes its liquidity is sufficient to meet working capital requirements, capital commitments, and debt obligations for at least the next twelve months.

Debt
The following table presents the company’s debt and financing facilities that existed in the quarter and are summarized below in order of maturity date.

Facility	Face value	January 31, 2026	October 31, 2025	Rate	Maturity
	$	$	$
Interest bearing loan – Connect First	8,094	8,094	9,104	Variable: Prime + 2.5%	Sept. 5, 2027
Secured debentures	15,000	12,643	12,536	Fixed: 12% coupon	July 31,2029
Notes payable – vendor loan	12,290	9,234	9,007	Fixed: 7%	Dec. 31, 2029
Convertible debt – Cronos	30,000	18,319	17,877	Fixed: 4% coupon; 16% OID	July 16, 2030
Recourse to High Tide	65,384	48,290	48,524

Interest bearing loan – working capital loan	—	—	2,234	Fixed: 5%	Jan 4, 2026
Interest bearing loan – German bank borrowing	7,264	7,264	4,851	Variable: EURIBOR + 2.50%	April 30, 2026
Notes payable - Remexian unsecured loans	549	549	728	Fixed: 10% average rate	Oct. 31, 2026
Notes payable – term loan	3,430	3,430	3,637	Fixed: 4.82%	Mar. 31, 2030
Notes payable – other loan	209	65	67	Fixed: 3.75%	May 19, 2050
Non-recourse to High Tide(i)	11,452	11,308	11,517

Total debt	76,836	59,598	60,041
(i)Non-recourse debt means debt of a subsidiary of High Tide that is not guaranteed by High Tide or secured against its assets.

During the three months ended January 31, 2026, Remexian increased German bank borrowings, paid the working capital loan in full, and made a scheduled quarterly principal repayment on the term loan. The Company also made scheduled monthly principal repayments on the Connect First interest bearing loan.
Management monitors covenant compliance and liquidity on both a standalone subsidiary and consolidated basis. The company was in compliance with covenants as of January 31, 2026.

22

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The Company notes that Remexian is a 51%-owned subsidiary, however, the financing arrangements assumed in connection with the Remexian acquisition are fully included in the Company’s consolidated liabilities following IFRS.
Off Balance Sheet Transactions
The Company does not have any financial arrangements that are excluded from the financial statements as of January 31, 2026, nor are any such arrangements outstanding as of the date of this MD&A.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding
Common shares	87,897,858
Warrants	8,598,877
Stock options	2,467,582
RSUs	1,907,158
(i)Refer to the Condensed Interim Consolidated Financial Statements for a detailed description of these securities.

ATM Program

The Company has not issued equity via an ATM Program for the last four fiscal quarters.
During the three months ended January 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. Pursuant to the Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during year ended October 31, 2025. This ATM Program was effective until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus.
On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The Company’s current ATM Program allows the Company to issue up to $100,000 (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV.
As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement or prospectus supplement had been entered into.

Transactions between related parties:
As of January 31, 2026, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
Operational transactions
An office and warehouse unit (27,000 sq ft) has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028, with one additional 5-year term extension exercisable remaining at the option of the Company.
Following the acquisition of a controlling interest in Remexian on September 2, 2025, Remexian continued to receive facilities and operational support services from INOPHA under an existing service agreement, including seconded personnel support and the

23

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
provision of Remexian managing director's time through INOPHA. For three months ended January 31, 2026, the Company recognized $420 of expense in respect of these services (January 31, 2025: $nil). Refer to the related party note in the condensed interim consolidated financial statements which is hereby incorporated by reference to this MD&A.
Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union. The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
Financial instruments:
Please refer to Note 24 of the condensed interim consolidated financial statements for the three months ended January 31, 2026 and 2025 for details on measurement, carrying value, fair value and related risks of financial instruments, which is hereby incorporated by reference into this MD&A. For the three months ended January 31, 2026, the Company did not engage in hedging activities

Disclosure controls and procedures and internal controls over financial reporting:
Disclosure controls and procedures and internal controls over financial reporting: The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2026, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of January 31, 2026, due to a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of January 31, 2026.
The Company did not effectively design, implement, and operate effective controls over user access and change management for certain financial reporting systems, which affected the reliability of system-generated information used in financial reporting. In addition, controls over the preparation and review of financial information and related disclosures, primarily related to complex and non-routine transactions, were not designed or operating at a level sufficient to prevent or detect material misstatements on a timely basis. As of January 31, 2026, material weaknesses continue to exist in the operating effectiveness of IT general controls and controls over significant and non-routine accounting transactions because of insufficient capacity and expertise in its financial reporting function to identify and detect material misstatements.

24

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Management has initiated remediation efforts to enhance IT general controls and to hire qualified resources to increase capacity and strengthen review procedures over non-routine and certain period-end accounting matters; however, these actions were not fully implemented or operating effectively as of January 31, 2026.
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:

•the business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable business opportunities;
•the development of the business and future activities following the date of this MD&A;
•the closing of announced acquisitions;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization;
•expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its business;
•the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the business;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
•the anticipated sales from continuing operations;
•the intention of the Company to complete any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the Credit Facility, Junior Secured Loan, or any future offering;
•the Company’s expected use of the net proceeds from the Credit Facility, Junior Secured Loan, or any future offering;
•the anticipated effects of the Credit Facility, Junior Secured Loan, or any future offering on the business and operations of the Company;
•the listing of Common Shares offered in any future offering;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive throughout 2026;
•future initiatives to strengthen the performance of our e-commerce platforms;
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its hemp-derived product brands;
•Whether the Company will need additional working capital for the expansion of Remexian;
•Cabana Club and Cabana Elite loyalty programs membership continuing to increase;
•the Company continuing to increase its Elite product offerings;
•the effects of the Elite program on the business and operations of the Company;

25

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•the ability of the Company to reach its goals of 350 stores nationwide and 3 million Cabana Club members;
•the ability of the Company to open 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes;
•the timelines for its international launch to become revenue and EBITDA neutral;
•the ability of the Company to turn around its e-commerce brands using various alternatives;
•the rescheduling of cannabis in the U.S., the pilot project regarding CBD products for seniors through Medicare, and the Company’s decision to put related potential major transactions on hold;
•new white label products launching and sales of higher-margin white label brands growing to 20%;
•the ability to expand Remexian’s international footprint in 2026;
•the expectation that Remexian is nearing the end of supply chain disruptions and that Remexian will be a meaningful contributor to the consolidated financial profile;
•the ability of the Company to use cash generated from existing operations to fund future locations;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity, financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.

Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.com and www.sec.gov, which risk factors are incorporated herein by reference.

26

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Cautionary note regarding FOFI:
This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program, Junior Secured Loan, and Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

Non-IFRS Financial Measures
Throughout this MD&A, references are made to non-IFRS financial measures, including free cash flow, gross margin, sustaining capex, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Risk Assessment
Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. Risks facing our business, and that could cause actual results to differ materially from current expectation, may include, but are not limited to, risks and uncertainties that are discussed in greater detail in Schedule A to our current Annual Information Form (AIF) for the fiscal year ended October 31, 2024, and elsewhere in this MD&A, and may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov which risk factors are incorporated herein by reference.

The Company's bricks-and-mortar business which accounts for 84% of revenue is domestically sourced thus having no US tariff impact.The Company’s e-commerce business, which represents 2% of consolidated revenue, consists predominantly of domestically sourced products, with less than 1% of total products sourced through a broker that imports products both domestically and internationally. In addition, the Company’s medical cannabis distribution business, which represents 14% of consolidated revenue, is currently not exposed to U.S. tariff risk. Based on the Company’s current sourcing profile, management expects the impact of U.S. tariffs on consolidated operations to be immaterial..

27

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the Canadian Prospectus Supplement and U.S. Prospectus Supplement on August 31, 2023, which allowed the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “Common Shares” means the common shares in the capital of the Company; “ConnectFirst” means Connect First Credit Union Ltd.; Credit Facility” has the meaning ascribed thereto under the heading “ConnectFirst Credit Facility”; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “Remexian” means Remexian Pharma GmbH; “SEC” means the U.S. Securities and Exchanges Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated August 3, 2023 included in the Registration; “USD” United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

28

High Tide Inc.
Management's Discussion and Analysis
For the three months ended January 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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